Amended and Restated Agreement

Among

The Flowr Group (Okanagan) Inc.
(Formerly known as Cannatech Plant Systems Inc.)

And

The Flowr Canada Holdings ULC (Formerly known as The Flowr Cannabis ULC)

And

Hawthorne Canada Limited

This Amended and Restated Agreement (“Agreement”) is made this 14th day of December, 2018 (the “Effective Date”) by and between The Flowr Canada Holdings ULC (Formerly known as The Flowr Cannabis ULC), an unlimited liability company existing under the laws of the Province of British Columbia having a place of business at 100 Allstate Parkway, Suite 201, Markham, ON L3R 9R9 (hereinafter “Flowr”), The Flowr Group (Okanagan) Inc. (Formerly known as Cannatech Plant Systems Inc.), a British Columbia corporation having a place of business at Kelowna BC (hereinafter “The LP”), and Hawthorne Canada Limited, a Canadian corporation having a place of business at 2000 Argentia Road, Plaza 2, Suite 300, Mississauga, ON L5N 1V8 (hereinafter “Hawthorne”).

Whereas The LP has received a license, authorizing it as a licensed producer of cannabis, from Health Canada under the Cannabis Act (the “Producer License”);

Whereas The LP and Flowr have expertise in designing and building cannabis cultivation facilities and growing high quality cannabis;

Whereas Hawthorne is a subsidiary of The Scotts Miracle-Gro Company (“SMG”) and is focused on selling products and developing systems for cultivating a variety of plants and is interested in performing research, development and testing of its products, including the scientific exploration of various inputs, processes and products such as fertilizers, lights, nutrients, and pesticides (the “Hawthorne R&D”) on cannabis, solely in Canada pursuant to all applicable laws, regulatory policies, practices, protocols, guidelines and directives concerning the research, development, production, storage, possession, use, sale, handling, shipping, transportation, delivery and destruction of cannabis in Canada (collectively, the “Cannabis Laws”);

Whereas the parties previously entered into an Agreement dated January 25, 2018 (the “Original Agreement”) whereby Hawthorne retained The LP to oversee the construction of a research facility and provide certain research and development services, as further described herein; and

Whereas the design, budget and timeframe for the construction of the facility have evolved and the parties wish to amend and restate the Original Agreement.

NOW, THEREFORE, in consideration of the promises and mutual obligations contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, The LP, Flowr and Hawthorne agree as follows:

1.	Responsibilities:

a.

The LP and Flowr will work with Hawthorne to design a research and development facility at the Kelowna Property, which will include ten (10) growing rooms dedicated to the research and development activities described herein of equal size to conduct the Hawthorne R&D (the “Facility”), as more particularly described in Section 3.

b.	The Facility will be built on land owned by The LP that is civically known as 9580 McCarthy Road, Kelowna, BC (the “Kelowna Property”). The Facility and the Kelowna Property will be owned by The LP.

c.	The LP will ensure that all operations at the Facility will be conducted in accordance with and under the authority of The LP’s Producer License.

d.

The LP agrees to obtain any other license or governmental approval required to carry out research and development at the Facility (the “Other Licenses”) in the event that 1) The LP’s existing Producer License is deemed inadequate by a regulatory authority to conduct the Hawthorne R&D at the Facility; or 2) Other Licenses become necessary under applicable law to conduct the Hawthorne R&D at the Facility.

e.

The parties agree that the structure of the research and development arrangements described in this Agreement, the Hawthorne R&D and the Facility will be designed to comply with all Health Canada and other relevant government regulations and Cannabis Laws.

f.

As more particularly described in Sections 3 and 5 and Schedule 1, as consideration for The LP’s provision of research and development services hereunder, Hawthorne will provide the following funding to The LP:

a.

a Loan (as defined in Section 3(j))for the design and construction of the Facility, up to a maximum aggregate amount of CAD $11,500,000 (the “Cap”).The Loan includes all costs and expenses incurred by The LP as of the Effective Date with respect to the design and construction of the Facility, as set forth in Schedule 2 hereof (the “Reimbursable Expenses);

b.	the Design and Construction Fee (as defined herein); and

c.	the fees set forth in Schedule 1.

g.

The LP will supervise and manage the design and construction of the Facility as more particularly described in Section 3 and the staffing, operations and maintenance of the Facility as more particularly described in Section 5.

h.	The LP will manage the day-to-day operations of the Facility including the Additional Employees (as defined in Section 11).

2.	Term:

a.

The term of this Agreement (the “Term”) shall commence on the Effective Date and expire twenty (20) years less one day after the first date on which the Hawthorne R&D can be conducted on the first floor of the Facility (the “Opening Date”). Notwithstanding the foregoing, provided Hawthorne is not in breach of this Agreement and, if in breach, such breach has not been cured by Hawthorne within thirty (30) days of the date of such breach, Hawthorne shall have the right to terminate this Agreement with or without cause on the date that is ten (10) years after the Opening Date and the date that is fifteen (15) years after the Opening Date without penalty. Provided that Hawthorne is not in breach of this Agreement and, if in breach, such breach has not been cured by Hawthorne within thirty (30) days of the date of such breach, Hawthorne shall also have the right to terminate this Agreement with or without cause on the date that is eight (8) years after the Opening Date, as set forth in further detail in Section 16 of this Agreement.

3.	Design and Build Out of the Facility:

a.

The LP agrees to manage and administer the design, development and construction of the Facility in accordance with the Approved Plans (as defined below), the Approved Development Budget (as defined below), the Approved Development Schedule (as defined below), all applicable zoning, building and construction laws, Cannabis Laws, regulatory policy, practice, protocol, guideline or directive, including, but not limited to, those concerning storage and physical security requirements for cannabis facilities (the “Cannabis-Specific Requirements”) and in accordance with and as otherwise provided in this Agreement and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonable and prudent development manager of a comparable property would exercise in comparable circumstances. Other than the Design and Construction Fee and the fees set forth in Schedule 1, no design, development management, construction management or other fees shall be paid to The LP or Flowr in connection with the management and administration of the design, development and construction of the Facility. The façade of the Facility shall be designed and constructed by The LP, provided that Hawthorne shall approve such design and construction, which approval shall not be unreasonably withheld, conditioned or delayed. In addition, the name of The LP or “Flowr” and “Hawthorne Canada, a subsidiary of The Scotts Miracle- Gro Company”, shall be placed on the front of the Facility during the Term of this Agreement, with the cost of such signage to be paid for by The LP and Hawthorne in equal proportion. In addition, should the parties agree to change the façade of the Facility (“Façade Change”), outside the scope of the façade included in the budget, any increase in the costs of the façade resulting from such Façade Change shall be paid for by The LP and Hawthorne in equal proportion.

b.

The LP and Hawthorne, each acting reasonably and in good faith, will work together to complete the design of the Facility, provided that in the event of a disagreement as to the design of the Facility, the decision of Hawthorne shall be final and binding so long as it is commercially reasonable and complies with all Cannabis-Specific Requirements. The first floor of the Facility, when finished, is expected to total approximately 20,000 sq. ft. of indoor space. The design and construction of the Facility shall include the shell for a second floor and rooftop greenhouse (the “Additional Floors”), and the structural and other improvements (the “Reinforcement Improvements”) required to construct such Additional Floors. The Additional Floors shall not be used or be accessible to Hawthorne under the terms of this Agreement.

c.	The:

a.	schedule for the development and construction of the Facility agreed to by the parties is attached hereto as Exhibit C (the “Approved Development Schedule”);

b.	budget for the development and construction of the Facility agreed to by the parties is attached hereto as Exhibit A (the “Approved Development Budget”); and

c.	design plans, specifications and drawings for the Facility agreed to by the parties is attached hereto as Exhibit B (the “Approved Plans”).

d.	Hawthorne shall have the right to review, comment and approve any changes to the Approved Plans, which approval shall not be unreasonably delayed, conditioned or withheld.

e.

As more particularly described in the Approved Development Budget, the anticipated cost to develop and construct the Facility, including, without limitation, the initial costs of the Reinforcement Improvements and the Design and Construction Fee is  , which may be adjusted upon the mutual agreement of the parties as described in this Agreement. Notwithstanding anything to the contrary contained in this Agreement:

a.	the maximum aggregate amount of the development and construction costs relating to the Facility which Hawthorne is responsible to fund from the Loan shall not exceed the Cap;

b.

within 30 days following the execution and delivery of this Agreement by all parties, Hawthorne shall pay to Flowr an amount equal to   (the “Design and Construction Fee”), which amount shall not be included the Loan; and

c.	upon execution of this Agreement, Hawthorne shall pay Flowr the Reimbursable Expenses, which amount shall be included in the Loan.

For the avoidance of doubt, in no event will Hawthorne be responsible for development and construction-related costs and expenses in excess of those set forth directly above, provided that the parties shall discuss in good faith additional consideration that may be provided to The LP as a result of costs and expenses incurred by The LP in connection with the development and construction of the Facility resulting from the occurrence of an event of Force Majeure (as defined herein).

The Approved Development Budget does not include the cost of the Facility Equipment, which shall be the responsibility of Hawthorne (with the exception of the Facility Equipment that is included in or exclusively services the Flowr Rooms as set forth in Section 4) and will not be deducted from the amount of the Loan.

f.

As more particularly set out in the Approved Development Schedule, the parties have agreed to the following milestones (the “Milestones”) and milestone dates (the “Milestone Dates”) in connection with the development and construction of the Facility:

g.	Any delay, amendment, alteration or other change proposed by Flowr which:

a.	has the effect of impacting any one or more of the Milestone Dates set out in the Approved Development Schedule by three days or more; or

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b.	results in an increase or decrease to the Approved Development Budget by CAD $10,000 or more,

will require Hawthorne’s prior written approval, which approval shall not be unreasonably withheld, conditioned or delayed, provided that Hawthorne approves such delay, amendment, alteration or other change within 3 business days of receipt of a notice of such delay, amendment, alteration or change. If Hawthorne does not approve or reject such delay, amendment, alteration or change within such period, than such delay, amendment, alteration or change shall be deemed to be approved.

h.

Any delay, amendment, alteration or other change which has not been approved or deemed to be approved by Hawthorne and that delays the occurrence of one or more of the Milestones by seven (7) business days or more (as compared to the Milestone Dates) and does not arise as a result of:

a.	an event of Force Majeure;

b.

delays caused directly (whether by action or failure to act) by Hawthorne, including without limitation, changes to the design requested by Hawthorne which result in an extension to the Approved Development Schedule, will result in Hawthorne’s responsibility to advance funds under the Loan for the costs and expenses associated with the development and construction of the Facility being reduced by CAD $5,000 for each seven (7) business day period of delay (the “Reduction Amount”). The Reduction Amount shall not in any event exceed CAD $1,500,000. The Reduction Amount shall:

c.	be the responsibility of Flowr and The LP; and

d.	reduce the Cap by an equal amount.

i.

The LP will be responsible to tender and enter into the construction, material and supply contract(s) required in connection with the development and construction of the Facility with independent, qualified and experienced contractors and suppliers. With respect to any contract which is anticipated to be greater than CAD $100,000.00 in value, The LP must notify Hawthorne and will solicit a minimum of 2 bids. Prior to entering into any contract in connection with the development and construction of the Facility which is greater than CAD $100,000.00 in value or is in excess of the amount specified for such contract in the then-current Approved Development Budget or is with a person at non- arm’s length to Flowr or The LP, Flowr shall obtain the approval of Hawthorne, which approval shall not be unreasonably delayed, conditioned or withheld. Schedule 3 hereof contains a list of all contracts entered into by The LP that exceed CAD $100,000.00 in value or that are with a person at non-arm’s length to Flowr or The LP, and upon execution of this Agreement Hawthorne shall be deemed to have ap proved such contracts.

j.	All costs and expenses incurred in connection with the development and construction of the Facility, other than:

a.	the Design and Construction Fee; and

b.	costs and expenses incurred in connection with the Reinforcement Improvements,

up to the maximum amount of the Cap (as same may be adjusted in accordance with this Agreement) will be advanced by Hawthorne to The LP as a loan with interest charged at a rate of 4% per annum commencing on the Opening Date (the “Loan”). During the Term, the Loan and accrued interest will be repaid on a monthly basis commencing on the first payment date that the management fee included in Schedule 1 is paid to The LP (the “Loan Repayments”), with payment due within 15 (fifteen) days of month-end. Any amount due and payable by Hawthorne to The LP in respect of the SR&ED Services Fees (as defined in Section 5(j) may be offset in whole or in part against a Loan Repayment which is then due and payable. For the avoidance of doubt, Flowr will be responsible for the cost of the Reinforcement Improvements as well as all design and construction expenses above the Cap.

Hawthorne will be responsible to lend to The LP, in advance, cash for all soft and hard costs and expenses reasonably incurred in connection with the design and construction of the Facility (expressly excluding Direct Costs, the Design and Construction Fee and the costs and expenses incurred in connection with the Reinforcement Improvements) up to the amount of the Cap (collectively, the “Approved Development Expenses”) provided:

i.	that such expenses are included in the then-current Approved Development Budget;

ii.

with respect to expenses included in the then-current Approved Development Budget but exceeding the amount set out in the then-current Approved Development Budget, the aggregate amount of any such expense and the aggregate amount of all other expenditures of a similar category, type or nature in the Approved Development Budget, would be increased by less than 10% and the aggregate amount of the Approved Development Budget would be increased by less than 5% provided in no event shall Hawthorne be responsible to fund an amount under the Loan in excess of the Cap (as same may be adjusted in accordance with this Agreement); and

iii.

with respect to any expense not included in the then-current Approved Development Budget, such expense was/will be incurred in connection with an emergency situation affecting the Facility or was approved in advance, in writing, by Hawthorne acting reasonably provided in no event shall Hawthorne be responsible to fund an amount under the Loan in excess of the Cap.

On or prior to the fifteenth (15th) business day of each month, The LP shall deliver to Hawthorne a statement for a requested Loan draw in connection with the Approved Development Expenses to be incurred in the immediately following month together with reasonable evidence thereof. Subject to the immediately following sentences, Hawthorne shall pay The LP in advance for all such Approved Development Expenses within ten (10) business days after receipt of the statement. The parties acknowledge and agree that any request for a Loan draw in connection with Approved Development Expenses will include applicable provincial sales tax and not include any federal sales tax with respect to such Approved Development Expenses, and as a result The LP shall be entitled to any tax credits as a result of the payment or remittance of such federal sales tax to the applicable government authority. The parties also acknowledge and agree that the payment of provincial sales tax is not subject to a tax credit, and therefore in no event will either party be entitled to any tax credit as a result of the payment of provincial sales tax. Hawthorne has the right to request, and The LP shall promptly deliver, additional reasonable information relating to the Approved Development Expenses. Hawthorne shall not be required to lend funds to The LP for any Approved Development Expenses contained in a statement (1) for which Hawthorne has not received commercially reasonable supporting information; and (2) which Hawthorne, acting reasonably, disputes as an expense which is not an Approved Development Expense unless and until it has been finally determined or mutually agreed that such expense is an Approved Development Expense.

On a quarterly basis, The LP and Flowr will each provide to Hawthorne financial information including The LP’s profit and loss statement, balance sheet, cash flow statement and any other documentation that Hawthorne reasonably requests.

k.	The LP shall provide Hawthorne with a weekly update on development and construction progress as compared to the Approved Development Schedule and a reasonable explanation relating to any delays.

l.

In every case where The LP requests Hawthorne’s review, approval or consent, Hawthorne will respond in a commercially reasonable timeframe not to exceed three (3) business days where Hawthorne, acting reasonably, is of the opinion that the review, approval or consent relates to a matter which is not material to the development, construction or budget for the Facility. In the case of a review, approval or consent which Hawthorne, acting reasonably, is of the opinion is material to the development, construction or budget for the Facility, Hawthorne shall have five (5) days to review. In the event Hawthorne exceeds the response times set forth in this Section 3(l), the timing set forth in the Approved Development Schedule and Milestone Dates, as applicable, will toll until Hawthorne delivers its review, approval or consent to The LP.

m.

At any time after the date that is ninety (90) days after the Effective Date, Flowr and The LP shall have a right to elect to complete the design, development and construction of the Additional Floors (the “Election”). Flowr and The LP agree to provide Hawthorne with prior written notice of the Election. In the event that Hawthorne wishes to participate in completing the design, development and construction of the Additional Floors, it shall deliver written notice to Flowr and The LP within fifteen (15) business days of the receipt of the Election that it wishes to participate (the “Participation Notice”). If Hawthorne provides the Participation Notice to Flowr and The LP, then the parties will negotiate in good faith for a period of sixty (60) days a further agreement to complete the design, development and construction of the Additional Floors. Flowr shall be permitted to proceed with the completion of the design, development and construction of the Additional Floors without the participation of Hawthorne, if (i) Hawthorne does not submit a Participation Notice within the timeframes described herein, (ii) an agreement as described herein is not executed within the timeframes described herein, or (iii) Hawthorne elects not to participate in such completion of the design, development and construction of the Additional Floors, provided that:

a.	the completion of the development and construction of the Additional Floors will not materially interfere or disrupt the day-to-day operations of the Facility; and

b.

prior to the commencement of the completion of the construction of the Additional Floors, the parties shall agree on the manner in which the completion of the construction of the Additional Floors shall proceed to ensure that the day-to-day operations of the Facility are not materially interfered with or disrupted.

4.

Acquisition of Equipment for the Facility: Hawthorne will be responsible for selecting and purchasing the equipment needed for operation of the Facility (the “Facility Equipment”). Hawthorne shall be required to directly pay the vendors of the Facility Equipment. Hawthorne shall own the Facility Equipment, other than any equipment that is included in or exclusively services the Flowr Rooms. Hawthorne shall be responsible for the repair and replacement costs associated with the Facility Equipment. Notwithstanding the foregoing, Hawthorne will be responsible solely for the purchase and maintenance of the Facility Equipment used in connection with the Hawthorne R&D. Flowr will be responsible for the purchase and maintenance of the Facility Equipment that is included in or exclusively services the Flowr Rooms.

5.	Operation of the Facility:

a.

The LP will be responsible for staffing and running the day-to-day operations of the Facility (including without limitation maintenance and repair of the Facility Equipment), honestly and in good faith and, in connection therewith, shall exercise that degree of care, diligence and skill that The LP exercises in comparable circumstances in connection with its own operations and pursuant to the Research Plan (as defined in section 12(a) of this Agreement), all applicable laws, rules and regulations including, without limitation, all applicable Cannabis Laws, rules and regulations concerning the required personnel, production, use, sale, handling, shipping, transportation, delivery and destruction of cannabis in Canada and any other Cannabis Specific Requirements. In that regard, The LP will only utilize employees at the Facility with suitable training, experience and skill necessary to perform the services to Hawthorne to the standard set forth in this Section.

b.

The employees and contractors employed at the Facility will not be employees of Hawthorne and shall at all times remain employees or contractors of The LP. The LP and Hawthorne shall promptly notify each other of any job performance related issues concerning such employees. The LP shall be responsible for all aspects of the proper and lawful employment, management, communication, supervision, direction, evaluation, well-being, discipline, and termination of employment of the employees at the Facility, in accordance with applicable laws, and will ensure that all services provided by them will be performed in a professional and workmanlike manner, subject to reasonable disclosure to, consultation with and direction from Hawthorne; and without limiting the foregoing, The LP shall use commercially reasonable processes and procedures of at least the standard that Hawthorne uses in its own R&D facilities as disclosed by Hawthorne from time to time.

c.

The LP and Hawthorne have each appointed an employee/employees to serve as the primary contact(s) with respect to this Agreement who shall respond reasonably promptly to any request from either party to provide direction, information, approvals, authorizations or decisions that are reasonably necessary for The LP to conduct the Hawthorne R&D in accordance with the requirements of this Agreement. The appointed employee(s) shall have the authority to act on behalf of The LP and Hawthorne, respectively, with respect to matters pertaining to this Agreement.

d.	Currently the appointed employee for The LP is and the employee for Hawthorne is . Either party may change their appointed employee at any time by giving written notice to the other. I

e.

Unless prohibited by applicable law, The LP shall promptly inform Hawthorne of any non-routine audits or inspections of the Facility by regulatory authorities and will involve Hawthorne in the preparation of any proposed response to any such audits or inspections by regulatory authorities including proposed corrective action, voluntary or involuntary, in relation to the Facility, as well as the Producer License or the Other Licenses insofar as it may impact the Facility and/or the Hawthorne R&D.

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f.

Hawthorne shall have the right to conduct an audit of the Facility during business hours upon five (5) days prior written notice to The LP but not more than three times per calendar year during the Term of this Agreement, unless either party, any governmental authority or any third party raises any questions about the Facility, which could have a material and detrimental effect on Hawthorne, in which case Hawthorne’s audit right shall not be subject to the foregoing annual limitation until the specific issue in question has been resolved, and The LP shall promptly supply to Hawthorne, unless prohibited by applicable law, all records, reports, regulatory correspondence, and complaints in connection with the issue in question.

g.	Subject to compliance with applicable laws, Hawthorne shall at all times have reasonable access to the Facility.

h.

The LP shall provide to Hawthorne no later than 60 days prior to the anticipated Opening Date, and annually thereafter, no later than 60 days prior to each anniversary of the Opening Date, for review and approval by Hawthorne, which approval shall not be unreasonably delayed:

i.	A 12 month operating budget for the staffing, operation, insurance and maintenance of the Facility and the maintenance and insurance of the Facility Equipment; and

ii.

a 2-year forecasted plan for capital or major improvements required for the Facility or the Facility Equipment which plan shall include the cost of such improvements and the timing of the completion of such improvements.

Once approved by Hawthorne, the operating budget for the subject year is the “Approved Annual Operating Budget” and the forecasted plan is the “Approved Annual Capital Budget”.

Notwithstanding anything to the contrary contained in this Agreement, in no event shall the following costs and expenses be included in the operating budget for the Facility or the forecasted plan for capital or major improvements for the Facility (collectively, the “Initial Cost Deficiencies”):

i.	the correction of initial construction faults, faulty design or inferior or deficient materials or workmanship in the Facility; and/or

ii.	initial maladjustments in generating equipment installed in the Facility; and/or

iii.	structural defects or weaknesses in the initial design or construction of the Facility.

All Initial Cost Deficiencies incurred by The LP shall be the responsibility of The LP and shall not be reimbursed by Hawthorne.

i.

Subject to the parameters set forth in Section 7(b), for no consideration, The LP will be entitled to unlimited full use of two out of the ten rooms in the Facility, with the choice of rooms to be mutually agreed upon by The LP and Hawthorne (the “Flowr Rooms”). In addition, The LP will be entitled to use the Common Facility Equipment 20% of the time for its own purposes and not for providing research and development services to Hawthorne. “Common Facility Equipment” means all equipment located in the common areas of the Facility (i.e., not located exclusively in the Flowr Rooms or exclusively in the eight (8) rooms dedicated to the Hawthorne R&D). The LP and Flowr shall be responsible for payment of 20% of the Direct Costs (the “The LP Direct Costs”), provided that The LP Direct Costs shall not include staffing costs relating to staff dedicated to the Hawthorne R&D. For the avoidance of doubt, at least 80% of the use of the Facility and the Common Facility Equipment will be dedicated to use in connection with the Hawthorne R&D.

j.

From and after the Opening Date, and subject to Section 5(i), as consideration for The LP’s provision of the research and development services, Hawthorne will pay to The LP a “SR&ED Services Fee” computed as the aggregate of the following amounts: (i)   per month (adjusted beginning in the 11th year following the Opening Date by an amount equal to the lesser of 3% and the annual inflation rate for Canada (based on the Statistics Canada Consumer Price Index), in either case, over the prior year; and (ii) a monthly amount that equates to the monthly principal and interest payments set forth in Schedule 1 (which may be amended from time to time); and the Direct Costs, which include the following: staffing, operation, insurance, maintenance and repair costs and expenses relating to the operation, maintenance and repair of the Facility, net of The LP Direct Costs, provided (the “Direct Costs”):

i.	that such costs and expenses are included in the then-current Approved Annual Operating Budget or Approved Annual Capital Budget;

ii.

with respect to costs and expenses included in the then-current Approved Annual Operating Budget or Approved Annual Capital Budget but exceeding the amount set out in the then-current Approved Annual Operating Budget or Approved Annual Capital Budget, as applicable, the aggregate amount of any such expense and the aggregate amount of all other expenditures of a similar category, type or nature in the applicable approved budget, would be increased by less than 10% and the aggregate amount of the Approved Annual Operating Budget or Approved Annual Capital Budget, as applicable, would be increased by less than 5%;

iii.

with respect to any expense not included in the then-current Approved Annual Operating Budget or Approved Annual Capital Budget, as applicable, such expense was incurred in connection with an emergency situation affecting the Facility or was approved in advance, in writing, by Hawthorne.

For the avoidance of doubt, depreciation of the Facility and the cost to acquire the Facility Equipment is not a Direct Cost. Further, The LP shall not be entitled to any separate or additional fee or compensation for cooperation, information and assistance related to the Investment Tax Credits as defined in Subsection 127(9) of the ITA  (“Investment Tax Credits”), however the Direct Costs shall include the lesser of the expense directly related to an administrative worker needed to track all of the information necessary for taking advantage of the Investment Tax Credits and CAD $250.00 per month.

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On the fifth business day of each month, The LP shall deliver to Hawthorne an invoice in connection with the Direct Costs anticipated to be incurred in the next calendar month. The invoice shall set out any tax payable as a separate line item and shall include The LP’s registration numbers under the ETA (as defined below) for purposes of the goods and services/harmonized sales tax (“GST”). Subject to the following sentences, Hawthorne shall pay The LP for all such Direct Costs within ten business days after receipt of the invoice.

Within 30 days of the end of each calendar quarter, The LP shall deliver a statement to Hawthorne showing the Direct Costs invoiced by month for the prior quarter versus the actual Direct Costs incurred by The LP along with commercially reasonable documentation. Hawthorne has the right to request, and The LP shall promptly deliver, additional commercially reasonable information relating to the Direct Costs.

If Hawthorne has paid more in Direct Costs for the quarter than actually incurred, Hawthorne will receive a credit on the next monthly invoice. If Hawthorne has paid less than the Direct Costs actually incurred in the quarter, the underpayment will be added to the next monthly invoice. Within five business days following the date on which the Term of this Agreement expires or is terminated, any payment owing to Hawthorne in connection with this paragraph shall be paid by The LP and any payment owing to The LP in connection this paragraph shall be paid by Hawthorne. This paragraph shall survive termination of this Agreement.

Hawthorne shall not be required to pay The LP for any Direct Costs contained in an invoice (1) until Hawthorne has received commercially reasonable supporting information; and (2) which Hawthorne, acting reasonably, disputes as an expense which is not a Direct Costs unless and until it has been finally determined or mutually agreed that such expense is a Direct Cost.

Hawthorne shall receive a credit for any Direct Costs, but not including a credit with respect to The LP Direct Costs, for which The LP actually receives a refund or credit (including, for greater certainty, any GST).

k.

The LP shall submit to Hawthorne, on a regular basis, all paid invoices, subcontractor lien waivers or partial lien waivers and other receipts related to the construction, purchase and maintenance, as applicable, of the Facility and the Facility Equipment owned by Hawthorne. The LP hereby represents that they will fully pay all subcontractors in a timely manner subject to The LP’s right, acting reasonably, to dispute the amounts owed to any subcontractor in a commercially reasonable manner and provided that any such dispute does not adversely affect the operations being conducted at the Facility.

6.	Scientific Research and Experimental Development:

Hawthorne and The LP acknowledge and agree that the Hawthorne R&D may require the performance of scientific research and experimental development (“SR&ED”) as defined in subsection 248(1) of the Income Tax Act (Canada) (the “ITA”). Hawthorne and The LP further agree that, to the extent SR&ED is required, (i) the SR&ED done in respect of the Hawthorne R&D will be carried on in Canada by The LP and directly undertaken on behalf of Hawthorne; (ii) all or a portion of each relevant payment to be made by Hawthorne will be for SR&ED performed by The LP, as the case may be, that is related to a business of Hawthorne; (iii) Hawthorne is entitled to exploit the Intellectual Property resulting from the SR&ED, in the manner set out in this Agreement; (iv) The LP is a “taxable supplier” as defined in subsection 127(9) of the ITA; and (v) Hawthorne will be entitled to include the amounts paid for SR&ED in computing the amounts described in subsection 37(1) of the ITA. The LP shall cooperate fully with, provide scientific, technical and financial information to, and assist Hawthorne to determine what activities of The LP under this Agreement qualify as SR&ED and what expenditures qualify for the Investment Tax Credits and to allow Hawthorne and its tax advisors to complete Hawthorne’s claims for the Investment Tax Credits (including for greater certainty separately identifying certain costs (including facility design costs and overhead costs) with sufficient detail as reasonably requested by Hawthorne).

7.	Use of Facility Equipment and Discrete Space at the Facility:

a.

The LP shall have the right to use the Common Testing Equipment in the Facility 20% of the time for its own purposes provided that, in Hawthorne’s reasonable discretion, the testing will not adversely impact the execution of the Hawthorne R&D. “Common Testing Equipment” means all equipment located in the common areas of the Facility (i.e., not located exclusively in the Flowr Rooms or exclusively in the eight (8) rooms dedicated to the Hawthorne R&D).

b.

In addition, The LP will be allocated the Flowr Rooms at the Facility in a location of the Facility which has been mutually agreed upon by the parties, each acting reasonably (the “Dedicated LP Area”), for its own, discrete unlimited full use. For the avoidance of doubt, 80% of the floor space at the Facility (which shall not include the Additional Floors) shall be dedicated to the conduct of the Hawthorne R&D.

8.	Intellectual Property and Joint Development:

a.	In this Agreement:

i. “Intellectual Property” means (i) all trade secrets, Know-How, confidential information, standard operating procedures, processes, proprietary formulas, intellectual tools, techniques, specifications, designs and industrial designs, works of authorship, trademarks (whether registered or unregistered), inventions and improvements and modifications thereto (including all related designs, technical information, models, drawings, specifications, formulas, schemas, prototypes, and architectural plans), patents, copyrights, advertising, financial, commercial, or sales materials, equipment configurations, written materials, compositions, drawings, diagrams, studies, works in progress, visual demonstrations, and all other related material and data, (ii) all vested, contingent and future rights, in any jurisdiction, to all of the foregoing under any applicable statutory provision or common law principle, and all rights of action, powers and benefits relating thereto, including the right to bring proceedings and claim or recover damages or other remedies in relation to any infringement;

ii. “Know-How” means all information not publicly known or not independently developed by a third party that is used or required to be used in or in connection with any product existing in any form (including, but not limited to that comprised in or derived from engineering, chemical and other data, specifications, formulae, experience, drawings, manuals, component lists, instructions, designs and circuit diagrams, brochures, catalogues and other descriptions) and relating to:

1.

the design, development, manufacture or production of or materials or equipment for any products or the optimization of design, development, manufacture or production of or materials or equipment for any products;

2.	the operation of any process;

3.	the provision of any services;

4.	the selection, procurement, construction, installation, maintenance or use of raw materials, plant, machinery or other equipment or processes;

5.	the rectification, repair or service or maintenance of products, plant, machinery or other equipment;

6.	the supply, storage, assembly or packing of raw materials, components or partly manufactured or finished products; or

7.	quality control, testing or certification.

However, Know-How does not include the Excluded Information.

iii.

“Excluded Information” means information that the recipient proves: (i) was lawfully in its possession before receiving it from the discloser, or (ii) was provided in good faith to the recipient by a third party without breaching any of the discloser’s rights or any rights of a third party, or (iii) is or becomes generally available to the public through no fault of the recipient or (iv) or was developed independently by the recipient without access or reference to the confidential information of the other party.

b.

The LP and Flowr each agree that Hawthorne is the sole and exclusive owner of all right, title and interest in and to all Hawthorne’s Intellectual Property provided to The LP by Hawthorne (the “Hawthorne IP”), for the purposes of conducting the Hawthorne R&D. Neither The LP nor Flowr shall have a right or license to use the Hawthorne IP except solely during the Term of the Agreement and to the extent necessary to conduct the Hawthorne R&D.

c.	Hawthorne agrees it has no right or license to use the The LP IP except solely during the Term of the Agreement and only to the extent necessary to perform the Hawtho rne R&D at the Facility.

d.

Neither The LP nor Flowr shall have a right or license to use any products or materials owned by Hawthorne and provided to The LP for the purposes of conducting the Hawthorne R&D, including, but not limited to, nutrients, growing media, fertilizers, and pesticides (the “Hawthorne Materials”) except solely during the Term of the Agreement and to the extent necessary to conduct the Hawthorne R&D. All other rights in and to the Hawthorne Materials are expressly reserved by Hawthorne.

e.

Hawthorne shall have no right or license to use any intellectual property designs, products or materials owned by Flowr or The LP and provided to Hawthorne under this Agreement (the “The LP IP”) except solely during the Term of the Agreement and to the extent necessary to perform the Hawthorne R&D at the Facility. All other rights in and to the The LP Materials are expressly reserved by Flowr and The LP.

f.	Subject to Sections 8d and 8e, neither Hawthorne nor The LP has any obligation to share Intellectual Property with the other and will respect each other’s Intellectual Property.

g.

The LP and Flowr each acknowledge and agree that (i) all work completed pursuant to this Agreement, and (ii) any Intellectual Property developed, created, derived or reduced to practice arising from the Hawthorne R&D and the Hawthorne Materials, including 1) any products or materials, will be exclusively owned by Hawthorne (the “Hawthorne R&D IP”).

h.

The LP and Flowr each agree that Hawthorne is the sole and exclusive owner of all right, title and interest in and to all Hawthorne R&D IP, Hawthorne Materials and any products or materials arising from the Hawthorne R&D.

i.

For greater certainty, the Hawthorne R&D IP shall not include any Intellectual Property developed, created, derived or reduced to practice by Flowr or The LP or any Intellectual Property arising from the research and development conducted by Flowr or The LP (“The LP R&D”) in the Dedicated LP Area (collectively, the “The LP R&D IP”). The LP and Flowr shall be the sole owner of all right, title and interest in and to all The LP R&D IP.

j.

Each of The LP and Flowr acknowledges and agrees that, upon termination or expiry of this Agreement, Hawthorne shall continue to be the sole and exclusive owner of all right, title and interest in and to all Hawthorne R&D IP, Hawthorne Materials and any products or materials arising from the Hawthorne R&D.

k.

Hawthorne acknowledges and agrees that, upon termination or expiry of this Agreement, The LP shall continue to be the sole and exclusive owner of all right, title and interest in and to all The LP IP and The LP R&D IP.

l.	For purposes of Sections 8a through 8k only, each of “The LP”, “Flowr” and “Hawthorne” shall also refer to all affiliates, parents, subsidiaries and entities under common control with or by it.

m.

If the parties mutually agree to explore joint development opportunities, they shall negotiate in good faith a more detailed, comprehensive joint development agreement covering additional aspects of a joint development relationship including any Intellectual Property issues.

9.	Non-Disclosure:

a.

The parties remain bound by that Mutual Confidentiality Agreement signed by them or their affiliates on September 13, 2017, which is hereby extended until the termination of this Agreement (the “CA”) .

b.

Nothing in the CA or herein withstanding, the parties are permitted to publicly disclose the existence and general purpose, but not the specific terms, of this Agreement. Flowr and The LP will describe the relationship as being an “exclusive strategic R&D alliance with Hawthorne Canada, a subsidiary of The Scotts Miracle-Gro Company, to construct and operate the only Hawthorne funded state-of-the-art facility to conduct research and development activities on all aspects of growing cannabis in Canada.” In the event that Hawthorne enters into a relationship that it reasonably believes makes the relationship in this Agreement non-exclusive (a “Relationship”), it can give written notice to The LP, and The LP and Flowr will cease referring to the relationship as exclusive. For the avoidance of doubt, Hawthorne may enter into a Relationship freely and without the consent of The LP.

Hawthorne will describe the relationship as being with Flowr or The LP and The LP will specifically advise on which is to be used before any public announcement is made. Any written publicity by either party naming the other party, any of its affiliates, and/or The Scotts Miracle-Gro Company shall be pre-approved in writing (for purposes of this paragraph email is acceptable written approval) by both parties before publishing.

10.	Non-Solicitation:

Each of the parties agree that they will not, without the prior written consent of the party employing such employee, contractor or former employee (which consent may be withheld in such parties sole, absolute and subjective discretion), hire or attempt to hire, directly or indirectly, any of the other parties’ employees, contractors or former employees, during the Term of this Agreement and within one year from the date of the termination or expiry of the Term of this Agreement. Without limiting the generality of the foregoing, Hawthorne agrees that neither it nor any of its affiliates shall, without the prior consent of The LP, hire or attempt to hire   For purposes of this Agreement, “attempt to hire” shall mean the direct targeting and seeking out of one party’s employees and shall not include general public solicitations (e.g., advertisements, job boards, etc.) or circumstances in which employees of one party seek employment or another relationship with another party. For the purpose of this Agreement, former employee means any employee who resigned their employment in the preceding twelve (12) months.

11.	Additional Employees:

a.	(the “Additional Employees” and each an “Additional Employee”) to provide services exclusively for Hawthorne’s benefit at the Facility under and during the Term of this Agreement.

b.

Where any such Additional Employee ceases employment for any reason during the Term of this Agreement, Hawthorne may require The LP to employ a replacement employee, either promptly upon such cessation or at such later time as Hawthorne may advise, as Hawthorne may determine in its sole discretion. In all instances, The LP shall have a commercially reasonable time to fill any vacant positions. So long as The LP is using commercially reasonable efforts to replace an employee, as requested by Hawthorne and subject to this Section 11, the failure to find and hire suitable candidates will not be considered a default.

Although The LP will consult with Hawthorne as to the selection and hiring of each of the Additional Employees (including their terms and conditions of employment), The LP (subject to the prior approval of Hawthorne) will be responsible for selecting the employees and ensuring that each of them has suitable training, experience and skill necessary to perform the services hereunder (including, without limitation, by conducting appropriate diligence and background checks in the hiring process).

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c.

The LP shall be responsible for all aspects of the proper and lawful employment, management, communication, supervision, direction, evaluation, wellbeing, discipline, and termination of employment of the Additional Employees, in accordance with applicable laws, and will ensure that all services provided by them will be performed in a professional and workmanlike manner.

d.

The LP shall be responsible, in consultation with Hawthorne, for the determination of the rate and manner of compensation (and for the payment of compensation, applicable employee and fringe benefits and all employment-related taxes and premiums), evaluation, discipline and termination of employment of the Additional Employees; provided, however, that in no event shall The LP increase any payments or benefits to such Additional Employees in a manner which would increase the costs of employing the Additional Employees, except for (i) changes made with the prior written consent of Hawthorne, which consent shall not be unreasonably withheld, conditioned or delayed, (ii) compensation increases and bonuses calculated in accordance with the current written plans of The LP awarded in the ordinary course of business, and (iii) changes in benefits, and costs related thereto, which are provided under an employee benefit plan in the ordinary course of business.

e.

The Additional Employees will not be employees of Hawthorne and shall at all times remain exclusively employees or contractors of The LP. The LP and Hawthorne shall promptly notify each other of any job performance related issues concerning the Additional Employees. Requests for time off or vacations for Additional Employees must be approved by The LP and Hawthorne, in each case acting reasonably.

f.

Pursuant to the process described in Section 5j, The LP shall invoice Hawthorne for an amount equal to the total cost of the wages and benefits, including but not limited to the salary, hourly rates, overtime pay, vacation pay, statutory holiday pay, insurance premiums, sick pay, termination pay , pay in lieu of notice of termination and severance pay, provided to the Additional Employees including the cost to The LP of Employment Insurance, Canada Pension Plan and worker’s compensation premiums and any other related or required statutory payments, deductions or withholdings for the Additional Employees, so long as such amounts are paid in accordance with the terms of this Agreement or mutually agreed upon by the parties on or prior to the hire date of the Additional Employees. Notwithstanding the foregoing, The LP and Hawthorne will mutually agree on the salaries and benefits provided to the Additional Employees.

g.

Notwithstanding Section 10 hereof, at any time during the Term of this Agreement or thereafter, Hawthorne may hire or attempt to hire the Additional Employees or any of them, at its sole discretion, without any obligation to The LP or any of its affiliates.

12.	Research Plan and Testing R&D in Production:

a.	Subject to the terms of this Section 12, The LP shall conduct the Hawthorne R&D pursuant to the written instructions of Hawthorne (the “Research Plan”).

b.

Hawthorne will provide reasonably sufficient detail in the Research Plan to allow The LP to perform the testing and analysis, provide interim and final reports on the status of the testing and analysis and provide the deliverables, as applicable, within a reasonable timeframe. Hawthorne will provide the necessary materials in connection with the Hawthorne R&D to be performed, if applicable.

c.

It is understood that under no circumstances will The LP agree to any test, analysis or activity requested by Hawthorne that The LP believes could reasonably present a risk of non-compliance with any applicable laws, including, but not limited to, Cannabis Laws, regulatory policy or directives or jeopardize the good standing of The LP’s Producer License or Other Licenses.

d.

The LP will present Hawthorne with a written response to the Hawthorne instructions confirming the details of the testing, the timing of the deliverable and outlining all incremental expenses for such testing including the changeover of any Facility Equipment, and the replacement of original Facility Equipment, if required. All such additional expenses shall be approved by Hawthorne prior to the start of any testing pursuant to the instructions in question. Once approved by Hawthorne, The LP shall promptly update the then-current Approved Annual Operating Budget to include such additional expenses and such additional expenses will be included within Direct Costs, subject to Section 4.

e.

Hawthorne shall remain responsible for any and all fees, disbursements and other costs that may be incurred by The LP prior to or arising from the receipt of any requested changes from Hawthorne. Such fees, disbursements and other costs shall form part of Direct Costs and The LP shall promptly update the then-current Approved Annual Operating Budget to include such fees, disbursements and other costs.

f.

g.

If the parties mutually agree that any portion of the Hawthorne R&D will take place at The LP’s commercial facility, Hawthorne will be responsible for the incremental costs of testing and will have no claim on any cannabis grown in The LP’s commercial facility.

13.	Pesticides and Pests

Hawthorne hereby acknowledges and agrees that the Hawthorne R&D will not use pests or pesticides not approved by Health Canada and that the Facility has not been designed for such purpose. In the event that Hawthorne desires to use pesticides that are not approved by Health Canada, Hawthorne shall notify The LP of the pesticides it desires to use and The LP shall have the right, at its sole discretion, to approve Hawthorne’s use of such pesticides, such approval which may withheld.

14.	Mutual Warranties and Representations:

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Each party represents and warrants to the other party, which representations and warranties shall remain true and accurate throughout the Term, that:

a.	it is duly organized, validly existing and in good standing as a corporation or other entity as represented herein under the laws and regulations of its jurisdiction of incorporation or organization;

b.	it has the full right and capacity to enter into this Agreement, to grant the rights and licenses granted hereunder and to perform its obligations hereunder;

c.

the execution and delivery of this Agreement by such party and the performance of its obligations hereunder shall not result in either a breach or violation of any of the provisions of, or constitute a default under, or conflict with or cause the acceleration of any of the such party’s obligations under:

i.	any of the terms and provisions of its governing documents or by-laws, or resolutions of the board of directors (or any committee thereof) or its general partner or limited partners;

ii.	any judgment, decree, order or award of any court, governmental body or arbitrator having jurisdiction over it;

iii.	any license, permit, approval, consent or authorization held by it; or

iv.	any applicable Law, statute, ordinance, regulation or rule;

d.	the execution of this Agreement by its representative whose signature is set forth at the end hereof has been duly authorized by all necessary corporate or other action of the party;

e.	when executed and delivered by such party, this Agreement will constitute the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

Each of the parties respectively, warrants that it has no agreements with any third party or commitments or obligations that conflicts with its obligations under this Agreement. During the Term of this Agreement, no party will enter into any agreement, commitment or obligation that materially conflicts with its obligations under this Agreement.

15.	Representations and Warranties of The LP

Each of Flowr and The LP covenants, represents and warrants, which representations and warranties shall remain true and accurate throughout the Term, to Hawthorne that:

a.

it shall perform its responsibilities and obligations under this Agreement using personnel of required skill, experience and qualifications and in a professional and workmanlike manner in accordance with best industry standards for similar services and shall devote adequate resources to meet its responsibilities and obligations under this Agreement;

b.

it is in compliance with, and shall perform its responsibilities and obligations under this Agreement in compliance with, all applicable laws, including, but not limited to, all Cannabis Laws and all applicable privacy laws;

c.

it shall perform its responsibilities and obligations under this Agreement in compliance with all applicable laws concerning the research, development, production, storage, possession, transportation, shipping, delivery, use, handling and destruction of cannabis in Canada, including Cannabis Laws, and maintain its Producer License and Other Licenses, if applicable, in good standing and in full force and effect;

d.

The LP shall maintain its Producer License and Other Licenses, if applicable, in good standing and in full force and effect as well as any other applicable permits, licenses and approvals of any governmental entity relating to its responsibilities and obligations hereunder and/or business operations of it;

e.	The LP is the registered and beneficial owner of the Kelowna Property free and clear of all financial encumbrances; and

f.	it is a person resident in Canada for purposes of the ITA.

16.	Termination Rights:

a.	Hawthorne, in its sole discretion, may terminate this Agreement, on written notice to The LP, with a thirty-day cure period if capable of cure (with the exception of Section 16(a)(iii) below), if:

i.	The LP does not secure Other Licenses, as required, and described in Section 1d;

ii.	The LP fails to amend, in a commercially reasonable period of time, its Producer License to include the Facility;

iii.	The LP has ceased to maintain its Producer License or any Other License in good standing and in full force and effect;

iv.

The LP makes a material change to the Producer License or Other Licenses or directly or indirectly, licenses, sub-licenses, sells, transfers, pledges or otherwise disposes of the Producer License or Other Licenses, in each case only in the event that such change has a material, negative impact on Hawthorne, in Hawthorne’s reasonable opinion;

v.	The LP does not obtain and maintain the insurance policies required pursuant to Section 17;

vi.

The LP makes an application to affect any material, fundamental change in the purpose or scope of the Producer License or Other Licenses or any other action which will, directly or indirectly, license, sub-license, sell, transfer, pledge or otherwise dispose of the Producer License or Other Licenses, in each case only in the event that such change has a material, negative impact on Hawthorne, in Hawthorne’s reasonable opinion;

vii.

The LP is subject to censure for misconduct or non-compliance with any regulatory obligations, applicable law or regulatory directive, including, but not limited to, regulatory actions against The LP in relation to its Producer License or Other Licenses in each case only in the event that such change has a material, negative impact on Hawthorne, in Hawthorne’s reasonable opinion.

b.	Either Hawthorne, on the one hand, or The LP, on the other hand, may terminate this Agreement, effective upon written notice to the other (the “Defaulting Party”), if the Defaulting Party:

i.

materially breaches this Agreement (other than a breach described elsewhere in this Section 16), and such breach is incapable of cure, or with respect to a material breach capable of cure, the Defaulting Party does not cure such breach within thirty (30) days after receipt of written notice of such breach; or

ii.

(1) becomes insolvent or admits its inability to pay its debts generally as they become due; (2) becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency law, which is not fully stayed within seven Business Days or is not dismissed or vacated within 45 days after filing; (3) is dissolved or liquidated or takes any corporate action for such purpose; (4) makes a general assignment for the benefit of creditors; or (5) has a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

c.

If an event of default specified in Section 16(b)(ii) occurs, The LP and Flowr shall, at the request of Hawthorne, use commercially reasonable efforts to assist Hawthorne to obtain all required prior approvals and consents to the direct transfer, where permissible, of any Producer License or Other Licenses which exclusively apply to the Facility, including all approvals and consents required by any Cannabis Laws or regulatory directive.

If the Producer License or Other Licenses under which the Facility operates also apply to the commercial properties of The LP and/or cannot be directly transferred to Hawthorne for legal reasons, then The LP will cooperate with Hawthorne and assist Hawthorne in identifying the licenses and approvals required to own, maintain, and operate the Facility from and after the event of default specified in Section 16(b)(ii) (except in the case of a solvent debt restructuring), and use commercially reasonable efforts to assist Hawthorne with obtaining new licenses and approvals which will allow them to own, maintain and operate the Facility independently. Such efforts, cooperation and assistance shall include, but is not limited to, the use of the knowledge, expertise and information of The LP and their respective agents, experts and employees, as well as the use of any documentation, including but not limited to audit reports, technical documents, standard operating procedures, and regulatory dossier relating only to the Facility that will assist Hawthorne in expediting its application for a regulatory license or approval. Nothing in this Section 16c shall require Flowr or The LP to undertake anything that would be a breach of applicable laws, including relating to preferences or conveyances under applicable bankruptcy laws.

d.	In the event that this Agreement :

i.

has been terminated by Hawthorne pursuant to Sections 16(a) or 16(b) of this Agreement on or prior to the Opening Date, within 30 business days following the date of termination, The LP shall pay to Hawthorne an amount equal to 100% of all costs and expenses advanced by Hawthorne under the Loan to The LP pursuant to Sections 3 and 5 of this Agreement and liquidated damages equal to CAD$1,500,000.

ii.

terminates pursuant to the expiration of the Term or has been terminated by Hawthorne pursuant to Section 2 or 16(a) or by The LP pursuant to Section 16(b) following the Opening Date, then Hawthorne shall pay a termination fee (“Termination Fee”) equal to 10% of the then-outstanding principal balance of the Loan based on the Loan Amortization Schedule set forth in Schedule 1. The Termination Fee payable to The LP may be offset in whole or in part against the Loan at Hawthorne’s discretion. Notwithstanding the foregoing, Hawthorne will not owe a Termination Fee to The LP if Hawthorne terminates the Agreement pursuant to Sections 16(a)(i), 16(a)(iii), 16(a)(iv), 16(a)(vi) or 16(a)(vii).

iii.

has been terminated by Hawthorne pursuant to Sections 16(a) or 16(b) following the Opening Date, The LP shall pay to Hawthorne an amount equal to the then outstanding principal balance of the Loan as of the termination date (as set forth in Schedule 1, the “Remaining Loan Balance”) and any accrued interest owing. The LP shall pay the Remaining Loan Balance to Hawthorne over a period of two years, in two equal installments, with each installment payable on the first and second anniversary of the termination date.

iv.	[Reserved.]

v.	[Reserved.]

vi.

has been terminated by Hawthorne as set forth in Section 2 hereof at the date that is eight (8) years after the Opening Date (“Year 8”), Hawthorne will pay the Termination Fee and an additional termination fee (“Additional Termination Fee”) equal to the difference between the Remaining Loan Balance at the end of Year 8 and the Remaining Loan Balance at the end of the tenth year after the Opening Date as if Hawthorne terminated this Agreement at the date that is ten (10) years after the Opening Date. The Additional Termination Fee payable to The LP shall be offset in whole or in part against the Loan. In the event of such termination by Hawthorne as described in this Section 16(d)(vi), beginning on the date that is eleven (11) years after the Opening Date, The LP will pay the Remaining Loan Balance to Hawthorne pursuant to Schedule 1 over a period of three years, in three equal installments, with each installment payable on the first, second and third anniversary of the termination date.

vii.

is terminated for any reason permitted by this Agreement or upon expiry of the Term, for the Facility Equipment owned by Hawthorne, Hawthorne will give to The LP a written list of each article and its then current book value within 30 Business Days of the termination date or expiry date and The LP will respond in writing within 30 Business Days with a list of the Facility Equipment it wishes to purchase from Hawthorne. The LP will pay Hawthorne the Book Value for all Facility Equipment it wishes to purchase concurrent with the transfer of title to such equipment (the “Equipment Payment”). Any Facility Equipment The LP does not wish to purchase will be removed by Hawthorne upon termination or expiration of this Agreement.

e.

To secure The LP’s obligation to make the Remaining Loan Balance and the Equipment Payment, The LP shall grant a first ranking mortgage and security interest over the Facility on the terms and conditions set out in Exhibit E to this Agreement.

f.	Upon termination or expiry of this Agreement, each party shall immediately, or within an agreed upon timeframe:

i.	cease all activities related to the Hawthorne R&D;

ii.

in the case of The LP, deliver up to Hawthorne or destroy all copies of all manuals, instructional materials and other technical information, records and instructions relating to the Hawthorne R&D and Hawthorne R&D IP, respectively, in any media or form, without retaining any copies other than necessary for government or internal corporate document retention policies;

iii.

in the case of Hawthorne, deliver up to The LP or destroy all copies of all manuals, instructional materials and other technical information, records and instructions relating to The LP IP and The LP R&D IP, respectively, in any media or form, without retaining any copies other than necessary for government or internal corporate document retention policies; and

iv.

deliver up to the other party or destroy all copies of all confidential information of the other party, and all summaries, copies and excerpts of confidential information and all electronic media or records containing or derived from confidential information, without retaining any copies other than necessary for government or internal corporate document retention policies.

g.

The provisions of this Section 16 shall survive termination of this Agreement. In addition, each Party expressly acknowledges and agrees that this Section 16 and Section 2 set forth the only rights of each party to terminate this Agreement.

17.	Insurance:

a.

At all times during the Term of this Agreement (including any renewal thereof), The LP shall procure and include within the applicable budget, at least the following types and amounts of insurance coverage:

i.

during construction of the Facility and until the Opening Date, “All Risks” property insurance including boiler and machinery (if applicable) covering all risks of physical loss or damage to the Facility during construction covering the full insurable replacement cost of the Facility. Such insurance shall cover as named insureds The LP, Hawthorne and any other entity that The LP or Hawthorne may reasonably require who shall be added as named or additional insured from time to time having an insurable interest. At the written direction of Hawthorne, insurance proceeds shall be:

1.	applied toward the repair or replacement of the insured property; or

2.	paid directly to Hawthorne in which case this Agreement shall automatically be terminated.

ii.

from and after the Opening Date, “all risk” form insurance in respect of fire and such other perils as are from time to time defined in a standard all risks insurance policy, covering leasehold improvements, trade fixtures, the Facility Equipment and furniture located in the Facility, for not less than the full replacement cost thereof, and which insurance proceeds shall be applied toward the repair or replacement of the insured property. Insurance proceeds shall be applied toward the repair or replacement of the insured property unless the Facility has been substantially damaged (as determined by The LP and Hawthorne each acting reasonably) in which case Hawthorne shall receive: (A) 90% of the book value of the Facility; and (B) 100% of the book value of the Facility Equipment owned by Hawthorne, to be paid to Hawthorne and this Agreement shall immediately be terminated;

iii.	business interruption coverage for no less than 12 months;

iv.	if applicable, boiler and machinery insurance covering heat, air conditioning and other electrical equipment for the full replacement cost of such equipment;

v.

Commercial General Liability with limits no less than   per occurrence and   in the aggregate, including bodily injury and property damage and products and completed operations and advertising liability, which policy will include contractual liability coverage insuring the activities of The LP and Flowr under this Agreement;

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vi.	Worker's compensation insurance for the personnel of The LP, in accordance with applicable law;

vii.	Professional liability (errors and omissions) insurance in an amount of not less than per occurrence; and

viii.	such other insurance as Hawthorne may from time to time request, acting reasonably.

b.	All non-statutory insurance policies required pursuant to this Section 17 shall:

i.	be issued by insurance companies acceptable to Hawthorne, acting reasonably;

ii.

provide that such insurance carriers give Hawthorne at least 30 days’ prior written notice of cancellation or non-renewal of policy coverage; provided that, prior to such cancellation, The LP shall have new insurance policies in place that meet the requirements of this Section 17;

iii.	waive any right of subrogation of the insurers against Hawthorne or any of its affiliates;

iv.	provide that such insurance be primary insurance and any similar insurance in the name of and/or for the benefit of Hawthorne shall be excess and non-contributory; and

v.	name Hawthorne and Hawthorne’s affiliates, including, in each case, all successors and permitted assigns, as additional insureds.

On the date on which construction commences on the Facility, on the Opening Date and on an annual basis thereafter, The LP shall provide Hawthorne with copies of the certificates of insurance and policy endorsements for all applicable insurance coverage required by this Section 17, including The LP workers’ compensation registration numbers, and shall not do anything to invalidate such insurance. This Section 17 shall not be construed in any manner as waiving, restricting or limiting the liability of either party for any obligations imposed under this Agreement (including but not limited to, any provisions requiring a party hereto to indemnify, defend and hold the other harmless under this Agreement). Hawthorne does not in any way represent or warrant that the coverage or limits of insurance specified in this Section 17 are sufficient or adequate to protect The LP interests or liabilities.

If The LP fails to take out, renew or keep in force the insurance described in this Section 17, or if the certificates submitted to Hawthorne pursuant to the preceding paragraph are unacceptable to Hawthorne, acting reasonably (or no such certificates are submitted within a reasonable period after request therefor by Hawthorne), then Hawthorne may give to The LP written notice requiring compliance with this Section and specifying the respects in which The LP is not then in compliance with this Section. If The LP does not, within five (5) business days (or a lesser period if there is an urgency of the situation), provide appropriate evidence of compliance with this Section, Hawthorne may (but shall not be obligated to) obtain some or all of the additional coverage or other insurance which The LP shall have failed to obtain, without prejudice to any other rights of Hawthorne under this Agreement or otherwise.

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It shall be the responsibility of The LP not to violate nor permit to be violated any conditions of the policies maintained according to the provisions of this Section 17.

In the event of an insured claim, the cost of the deductible under the applicable insurance policy shall be included in Approved Development Expenses or Direct Costs unless caused by the negligence or willful misconduct of The LP, Flowr or anyone under either of their supervision or a breach by The LP or Flowr of its obligations and liabilities under this Agreement.

18.	Indemnification:

a.

The parties shall each defend, indemnify and hold each other, and each other’s affiliates and their respective directors, officers, employees and agents, successors and permitted assigns (each, an “Indemnitee”) harmless from and against any and all losses that may, directly or indirectly, result from, arise out of or be in relation to (i) the performance by the other party or by any of their respective employees, subcontractors or other persons for whom either is responsible, of the services performed hereunder; (ii) any breach, violation or non-performance by the other party, or by any of their respective employees, subcontractors or other persons for whom either is responsible, of any term, condition, representation, warranty or covenant contained in this Agreement; (iii) any failure or delay by a party to make or maintain any registration, permit, coverage or payments or file any return or information required by any applicable law (including, all applicable Cannabis Laws); (iv) any negligent act or omission of a party or any of their respective employees, subcontractors or other persons for whom either is responsible at law or in equity; and/or (v) any claim that the services or deliverables provided by a party hereunder, or their use by the other party, directly or indirectly, violate or infringe any intellectual property right or other proprietary right of any person.

b.

Hawthorne shall defend, indemnify and hold harmless The LP and its affiliates and its and its affiliates’ respective officers, directors, employees, agents, successors and permitted assigns from and against all losses awarded against The LP or its affiliates in a final judgment arising out of or resulting from:

i.	bodily injury, death of any person or damage to real or tangible, personal property resulting from the gross negligence or willful acts or omissions of Hawthorne or any of its affiliates; and

ii.	Hawthorne’s (including, any of its affiliates’) material breach of any representation, warranty or obligation of Hawthorne in this Agreement.

c.

The LP shall defend, indemnify and hold harmless Hawthorne and its respective officers, directors, employees, agents, successors and permitted assigns from and against all losses awarded against Hawthorne in a final judgment arising out of or resulting from:

i.	bodily injury, death of any person or damage to real or tangible, personal property resulting from the gross negligence or willful acts or omissions of The LP, Flowr or any of their affiliates; and

ii.	The LP’s, Flowr’s (including, any of their affiliates’) material breach of any representation, warranty or obligation of The LP or Flowr in this Agreement.

d.

The party seeking indemnification hereunder shall promptly notify the indemnifying party in writing of any third party action and cooperate with the indemnifying party at the indemnifying party's sole cost and expense. The indemnifying party shall immediately take control of the defense and investigation of such action and shall employ counsel of its choice to handle and defend the same, at the indemnifying party's sole cost and expense. The indemnifying party shall not settle any action in a manner that adversely affects the rights of the indemnified party without the indemnified party's prior written consent. The indemnified party's failure to perform any obligations under this Section 18d shall not relieve the indemnifying party of its obligations under this Section 18d except to the extent that the indemnifying party can demonstrate th at it has been materially prejudiced as a result of such failure. The indemnified party may participate in and observe the proceedings at its own cost and expense.

e.	The provisions of this Section 18 shall survive and remain in full force and effect following any termination or expiry of this Agreement.

19.

Dealing With Officials: Each of Flowr and The LP represents and warrants that: (a) neither it nor any of its employees or officers is an official, employee, or active member of the armed services of any government; an official or employee of any government, an official of a political party, or a candidate for political office; and (b) as of the Effective Date and during the Term of this Agreement, no government official, and no official of any government agency or instrumentality, is or will become associated with, or will own or presently owns an interest, whether direct or indirect, in The LP or Flowr or has or will have any legal or beneficial interest in this Agreement. The LP further agrees to inform Hawthorne of any change in such status or representation. The LP and Flowr each warrant that, in connection with its performance under this Agreement, it has not and will not make or authorize any payments or gifts or any offers or promises of payments or gifts of any kind, directly or indirectly, to any official of any government or any agency or instrumentality thereof for the purpose of influencing any act or decision of such official or to induce such official to use his/her influence with the government. Each of The LP and Flowr further agree that it will not make any payment to any person or entity if Hawthorne knows or has reason to know that all or any portion of such payment will be offered or given directly or indirectly to any official of a government or political party, or any candidate for governmental or political party office, for the purpose of influencing or inducing any official to use his/her influence with the government or any instrumentality thereof. Each of The LP and Flowr warrants that it has not and will not pay, offer or tender, directly or indirectly, any political contributions or donations, or any commission or finder’s or referral fee to any person or firm in connection with its activities under this Agreement. Each of The LP and Flowr is in compliance with and will continue to comply in all material respects with all applicable anti-bribery laws. Each of The LP and Flowr hereby acknowledge receipt of a copy of Hawthorne’s Foreign Corrupt Practices Act Policy (“FCPA Policy”) and by execution of this Agreement, each of The LP and Flowr warrants and certifies that it will do nothing in the performance of its obligations under this Agreement which will be in conflict with Hawthorne’s FCPA Policy.

20.	Miscellaneous:

a.	This Agreement may not be modified, amended, or discharged except by a written agreement signed by an authorized representative of each party.

b.

The provisions of this Agreement shall be deemed separable. If any provision in this Agreement shall be found or be held to be invalid or unenforceable, then the meaning of that provision shall be construed, to the extent feasible, to render the provision enforceable, and if no feasible interpretation would save such provision, it shall be severed from the remainder of this Agreement, which shall remain in full force and effect unless the provisions that are invalid or unenforceable substantially impair the value of the entire Agreement to either party. In such event, the parties shall use their respective reasonable efforts to negotiate a substitute, valid, and enforceable provision which mo st nearly effects the parties’ intent in entering into this Agreement.

c.

No waiver of any term, provision or condition of this Agreement whether by conduct or otherwise in any one or more instances shall be deemed to be or construed as a further or continuing waiver of such term, provision or condition or of any other term, provision or condition of this Agreement. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

d.

This Agreement shall bind the parties, their successors, trustee in bankruptcy, and permitted assigns. The parties acknowledge and agree that HGCI, Inc. (an affiliate of Hawthorne) is an intended third-party beneficiary of this Agreement with respect to the Hawthorne R&D IP. During the Term of this Agreement neither The LP nor Flowr shall be permitted to sell, transfer, assign, lease, financially encumber or otherwise dispose of its right, title and interest in the Kelowna Property, the Facility or the Facility Equipment (other than Facility Equipment owned by The LP or Flowr) without the prior written consent of Hawthorne, which consent may not be unreasonably withheld or delayed provided that neither The LP nor Flowr shall need the consent of Hawthorne (and nothing herein shall in any way limit The LP or Flowr’s right) to complete an internal corporate reorganization if: (1) such reorganization does not have and is not likely to have, in the opinion of Hawthorne acting reasonably, an adverse effect on the Hawthorne R&D or The LP’s and Flowr’s obligations under this Agreement; and (2) any successor to The LP or Flowr under this Agreement is a resident of Canada.

e.

No party shall be considered in default or be liable to the other party for any delay in performance or nonperformance caused by circumstances beyond the reasonable control of such party (expressly excluding any financial inability of such party), including but not limited to acts of God, explosion, fire, flood, war, whether or not declared, accident, labor strike or labor disturbances, inability to procure supplies from third party vendors, sabotage, order or decrees of any court, or action of government authority or the inability to obtain any permission from any government, government authority or agency or department or other body having jurisdiction (each such event being a “Force Majeure” event) provided that (a) the affected party shall not in any material way have caused or contributed to such Force Majeure event, (b) the Force Majeure event could not have been prevented by reasonable and ordinary precautions (as would be employed by a reasonably prudent person in the position of the affected party), and (c) the Force Majeure event could not reasonably have been circumvented by the affected party by reasonable and ordinary commercial means, such as the use of alternate suppliers or subcontractors. Notwithstanding the foregoing:

i.

the existence or occurrence of a Force Majeure event shall excuse a breach of this Agreement only for such period of time as the Force Majeure event remains in existence and only to the extent that such Force Majeure event has caused in whole or in part the breach of this Agreement; and

ii.

the existence of a Force Majeure event that has caused a breach of this Agreement shall not prevent a party from asserting and acting upon a breach of this Agreement that has not been caused by a Force Majeure event.

f.

The relationship between the parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the parties, and neither party shall have authority to contract for or bind the other party in any manner whatsoever.

g.

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

h.	In this Agreement, all references to dollar amounts are in Canadian currency unless expressly stated to the contrary.

i.	The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

j.

This Agreement, together with all Schedules and Exhibits and any other documents incorporated herein by reference, constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter, including the Original Agreement.

k.	Each party shall, upon the reasonable request of the other party, promptly execute such documents and perform such acts as may be necessary to give full effect to the terms of this Agreement.

l.

All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by email (with confirmation of transmission) if sent on or prior to 5:00 pm (PST), and on the next business day if sent after 5:00 pm (PST); provided any such email notice is promptly followed by notice by hand, registered mail or overnight delivery service, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the addresses indicated below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 20).

If to The LP:	9590 McCarthy Rd.
Lake Country, BC V4V 1S5

Email: Tom@flowr.ca

Attention: Tom Flow

If to Flowr:	Suite 201
100 Allstate Parkway
Markham, Ontario
L3R 6H3

Email: vinay@flowr.ca

Attention: Vinay Tolia

If to Hawthorne:	2000 Argentia Road, Plaza 2, Suite 300
Mississauga, ON L5N 1V8
Attention: Adam Hanscom
Email: adam.hanscom@genhydro.com

with a copy to (which shall not constitute
notice):

800 Port Washington Blvd.
Port Washington, NY 11050
Attention: Chris Hagedorn
Email: chagedorn@hawthornegc.com

and

c/o The Scotts Company LLC
14111 Scottslawn Rd.
Marysville, OH 43041 USA
Email: kwiles@hawthornegc.com
Attention: Katy Wiles

21.	Governing Law and Waiver of Jury Trial:

a.

This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that Province, without giving effect to any choice or conflict of law provision or rule (whether of the Province of British Columbia or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than those of the Province of British Columbia. Any legal suit, action or proceeding arising out of or related to this Agreement or the services provided hereunder shall be instituted exclusively in the courts of the Province of British Columbia, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court.

b.

Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

The Flowr Group (Okanagan) Inc.
(Formerly known as Cannatech Plant Systems, Inc.)

By:	Thomas Flow
Name:	Thomas Flow
Title	Co-CEO

Hawthorne Canada Limited

By:	Albert Messina
Name:	Albert Messina
Title	Treasurer

The Flowr Canada Holdings ULC

By:	Thomas Flow
Name:	Thomas Flow
Title	Co-CEO

[Agreement Signature Page]

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Exhibit A

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Exhibit B

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Exhibit C

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Exhibit E

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Exhibit E